

Marine Harvest

Q1 2014 Presentation

Forward looking statements

This presentation may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest's contracted volumes, goals and strategies, including strategic focus areas, salmon prices, ability to increase or vary harvest volume, production capacity, expectations of the completion and capacity of our fish feed plant, trends in the seafood industry, including industry supply outlook, exchange rate and interest rate hedging policies and fluctuations, dividend policy and guidance, asset base investments, capital expenditures and net working capital guidance, NIBD target, cash flow guidance and financing update, guidance on financial commitments and cost of debt and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. These statements speak of Marine Harvest's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties.

Our registration statement on Form 20-F filed with the US Securities and Exchange Commission in 2014 contain information about specific factors that could cause actual results to differ, and you are urged to read them. Marine Harvest disclaims any continuing accuracy of the information provided in this presentation after today.

Highlights

- Record high operational EBIT of NOK 1,090 million
  - All time high prices in Norway and Canada
  - Result partly offset by contract coverage and high costs in Norway
- Agreement to divest UK farming assets to meet EC remedies
  - Proceeds of GBP 122.5m expected
- Partial refinancing through issuance of EUR 375m convertible bond
  - Favourable terms
- Quarterly dividend of NOK 5 per share proposed to AGM

Key financials

Marine Harvest Group - main figures NOK million	Q1. 14	Q1. 13	2013
Operational revenue and other income	5 868	3 736	19 230
Operational EBIT [1]	1 090	482	3 212
Cash flow from operations	1 211	351	2 023
Net interest-bearing debt (NIBD)	7 511	6 314	7 791
Underlying EPS (NOK) [2]	1.80	0.70	5.36
Net cash flow per share (NOK) [3]	1.75	-0.19	-0.38
ROCE [4]	21.5%	14.0%	18.5%
Harvest volume (gutted weight tons, salmon)	92 243	80 035	343 772
Operational EBIT - NOK per kg [5]			
Norway	12.82	8.39	10.83
Scotland	12.66	7.87	12.45
Canada	19.10	6.63	10.19
Chile	6.73	-6.27	-2.32

1) Excluding change in unrealised gain/losses from salmon derivatives, fair value adjustment of biomass, onerous contracts provision, results from associated companies, restructuring cost and write-downs of fixed assets/intangibles and other non-operating items

2) Underlying EPS: Operational EBIT adjusted for accrued payable interest, with estimated weighted tax rate

3) Net cash flow per share: Cash flow from operations and investments, net financial items paid and realised currency effects

4) ROCE: Annualised return on average capital employed based on EBIT excluding fair value adjustments of biomass, onerous contracts provision and other non-operating items/ average NIBD + Equity, excluding fair value adjustments of biomass, onerous contracts provision and net assets held for sale, unless there are material transactions in the period

5) Operational EBIT per kg including allocated margin from Sales and marketing (from own salmon)

Record high prices in Europe



NOK per kg (Oslo)
USD per kg (Miami and Seattle)
60
50
40
30
20
10
0
20
18
16
14
12
10
8
6
4
2
0
2007
2008
2009
2010
2011
2012
2013
2014
Weekly reference prices
Reference price Norway (HOG Oslo)
Reference Price Chile (C trim fillet in Miami)
Reference price North America (HOG Seattle)

- Global supply growth ~4%
- Strong prices in all markets
- Price of Canadian salmon in Seattle outperformed Chilean salmon in Miami

Price achievement by origin



104%
102%
100%
98%
96%
94%
92%
90%
88%
86%
84%
Norwegian
Scottish
Canadian
Chilean
Q1 2014
Q1 2013

	Norwegian	Scottish	Canadian	Chilean
Contract share	40%	64%	0%	29%
Superior share	91%	95%	76%	84%

Note: Q1 2014 average price achievement is measured versus reference prices in all markets (Norway/Faroes (NOS), Scotland (NOS+ NOK 3.58), Canada (UB Seattle), Chile (UB Miami)

Norway

SALMON OF NORWEGIAN ORIGIN NOK million	Q1 2014	Q1 2013
Operational EBIT	**706**	**397**
Harvest volume	55 107	47 302
Operational EBIT per kg	**12.82**	**8.39**
- of which MH Markets	0.58	0.57
- of which MH VAP Europe	-0.24	-0.28
- of which Morpol	-0.59	na
Exceptional items incl in op. EBIT	-75	-32
Exceptional items per kg	-1.36	-0.68
Price achievement/reference price	*94%*	*95%*
Contract coverage	*40%*	*28%*
Superior share	*91%*	*84%*


Operational EBIT Norwegian Orgin Q1 2013 vs Q1 2014
1000
800
600
400
200
0
Op EBIT Q1 2013
Price
Volume
Feed
Oth SW costs
Non SW costs
Op EBIT Q1 2014

- All time high prices in the quarter
- Adverse impact by sales contracts and high costs in the quarter
  - Successive costs reduction expected for remainder of the year
- High sea lice awareness

Note: Details on Nova Sea listed in appendix

Norway: Sales contract portfolio



30,000
25,000
20,000
15,000
10,000
5,000
0
Contract volume (HOG tonnes)
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Realised contract volume last quarters
Contracted volumes next quarters

Note: Marine Harvest Norway's fixed price/fixed volume contracts with third party customers and MH's processing entities. MH's processing entities covers a large proportion of their sales exposure through third party end product contracts.

Norway: Operational EBIT/kg per region



18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
-
13.73
7.79
15.98
9.19
10.85
8.32
9.72
7.82
12.82
8.39
South
West
Mid
North
Total
2014 Q1
2013 Q1

	South	West	Mid	North	Total
Harvest volume	12,315	17,310	11,596	13,886	55,107
Superior share	91%	95%	92%	87%	91%

Including contribution from Sales and Marketing

Scotland

SALMON OF SCOTTISH ORIGIN NOK million	Q1 2014	Q1 2013
Operational EBIT	**133**	**75**
Harvest volume	10 468	9 568
Operational EBIT per kg	**12.66**	**7.87**
- of which MH Markets	2.67	0.94
- of which MH VAP Europe	-0.35	-0.06
- of which Morpol	0.07	na
Exceptional items incl in op. EBIT	0	0
Exceptional items per kg	0.00	0.00
Price achievement/reference price	*93%*	*91%*
Contract coverage	*64%*	*61%*
Superior share	*95%*	*94%*

Operational EBIT Scottish Orgin Q1 2013 vs Q1 2014



180
160
140
120
100
80
60
40
20
0
Op EBIT Q1 2013
Price
Volume
Feed
Oth SW costs
Non SW costs
Translation
Op EBIT Q1 2014

- Price achievement impacted by the generally high contract coverage
- High costs in the quarter
  - High feed costs
  - Sea lice and AGD mitigation
- Good biological status at present

Canada

SALMON OF CANADIAN ORIGIN NOK million	Q1 2014	Q1 2013
Operational EBIT	**122**	**81**
Harvest volume	6 368	12 232
Operational EBIT per kg	**19.10**	**6.63**
- of which MH Markets	1.51	0.85
- of which MH VAP Europe	0.00	0.00
- of which Morpol	0.00	na
Exceptional items incl in op. EBIT	0	-6
Exceptional items per kg	0.00	-0.50
Price achievement/reference price	*99%*	*100%*
Contract coverage	*0%*	*3%*
Superior share	*76%*	*83%*



Operational EBIT Canadian Orgin Q1 2013 vs Q1 2014
250
200
150
100
50
0
Op EBIT Q1 2013
Price
Volume
Feed
Oth SW costs
Non SW costs
Translation
Op EBIT Q1 2014

- Very strong result in the quarter
- Temporary exit from areas with Kudoa impacts volumes in 2014
- Q1 typically the strongest quarter in Canada
  - Increased costs expected for the remainder of the year

Chile

SALMON OF CHILEAN ORIGIN NOK million	Q1 2014	Q1 2013
Operational EBIT	**119**	**- 52**
Harvest volume	17 741	8 259
Operational EBIT per kg	**6.73**	**-6.27**
- of which MH Markets	0.95	-0.50
- of which MH VAP Europe	-0.01	0.00
- of which Morpol	0.00	na
Exceptional items incl in op. EBIT	-1	-3
Exceptional items per kg	-0.08	-0.37
Price achievement/reference price	*103%*	*94%*
Contract coverage	*29%*	*39%*
Superior share	*84%*	*82%*



Operational EBIT Chilean Orgin Q1 2013 vs Q1 2014
150
100
50
0
-50
-100
Op EBIT Q1 2013
Price
Volume
Feed
Oth SW costs
Non SW costs
Translation
Op EBIT Q1 2014

- Result positively impacted by high prices in the quarter
- Costs remain at very high level
  - USD 4.7 (USD 4.9 in Q1 2013)
- Salmosan approved in Chile and this has temporarily relived some of the pressure on biology
- Structural issues remain and causes long term uncertainty

Ireland and Faroes

SALMON OF IRISH ORIGIN NOK million	Q1 2014	Q1 2013
Operational EBIT	**4**	**18**
Harvest volume	476	1 456
Operational EBIT per kg	**8.70**	**12.26**
- of which MH Markets	-0.14	0.65
- of which MH VAP Europe	-0.47	-0.30
- of which Morpol	0.00	na
Exceptional items incl in op. EBIT	0	0
Exceptional items per kg	0.00	0.00
Price achievement/reference price	*na*	*na*
Contract coverage	*96%*	*95%*
Superior share	*90%*	*91%*

SALMON OF FAROESE ORIGIN NOK million	Q1 2014	Q1 2013
Operational EBIT	**44**	**13**
Harvest volume	2 084	1 218
Operational EBIT per kg	**20.98**	**11.00**
- of which MH Markets	0.61	0.64
- of which MH VAP Europe	0.00	0.00
- of which Morpol	0.00	na
Exceptional items incl in op. EBIT	0	0
Exceptional items per kg	0.00	0.00
Price achievement/reference price	*101%*	*97%*
Contract coverage	*0%*	*14%*
Superior share	*97%*	*95%*

Value Added Products Europe (VAP Europe)

MH VAP EUROPE NOK million	Q1 2014	Q1 2013
Operating revenues	1 135	905
Operational EBIT	**- 25**	**- 18**
Operational EBIT %	-2.2%	-2.0%
Volume sold (tons product weight)	14 049	13 538
Exceptional items	0	0
Volume share salmon	*62%*	*58%*
Revenue share salmon	*71%*	*65%*
Gross margin share salmon	*52%*	*51%*



Operational EBIT VAP Europe Q1 2013 vs Q1 2014
50
40
30
20
10
0
-10
-20
-30
Op EBIT Q1 2013
Price
Volume
Raw Materials
Other
Translation
Op EBIT Q1 2014

- Poor performance in the quarter
  - Inability to fully pass through high raw material costs
- High structural costs being addressed
  - Restructuring programme will yield improvements from 2H 2014

Please note that the operational EBIT for salmon in MH VAP Europe also is included in the results per country of origin

Morpol

MORPOL PROCESSING NOK million	Q1 2014	Q1 2013
Operating revenues	1 034	na
Operational EBIT	**- 38**	**na**
Operational EBIT %	-3.7%	na
Volume sold (tons product weight)	11 358	na
Exceptional items	0	na
Volume share salmon	*92%*	na
Revenue share salmon	*89%*	na



- Inability to fully pass through high raw material costs
  - ~80% raw material purchased in the spot market
- Good operational performance
- Break even raw material price remains at NOK ~44 for Q2 2014

Please see historic figures for Morpol in appendix

Fish feed project proceeding according to plan

- 220 thousand tonnes capacity – 60% of MHG requirement in Norway[1]
- ~NOK 800m investment - Completion June/July 2014



Notes: (1) Based on 2014 harvest volume estimate

First Quarter 2014
Financials, Harvest Volumes and Markets

Profit and Loss

Marine Harvest Group NOK million	Q1. 14	Q1. 13	2013
Operational revenue and other income	**5 868**	**3 736**	**19 230**
Operational EBIT [1]	**1 090**	**482**	**3 212**
Unrealised gains on salmon derivatives	3	17	-30
Fair value adjustment on biological assets	- 208	644	1 795
Onerous contracts provisions	87	- 18	- 125
Restructuring costs	0	0	- 273
Non-operational legal issues	0	0	- 74
Income/loss from associated companies	14	43	222
Impairment losses	0	1	- 65
EBIT	**986**	**1 168**	**4 662**
Net financial items	22	-165	-1,204
Earnings before tax	**1 008**	**1 002**	**3 457**
Profit or loss for the period	**766**	**753**	**2 522**
Underlying EPS (NOK) [2]	1.80	0.70	5.36
Net cash flow per share (NOK) [3]	1.75	-0.19	-0.38
Operational EBIT margin	18.6%	12.9%	16.7%
Harvest volume, HOG tons (salmonids)	92 243	80 035	343 772
Operational EBIT per kg incl margin from Sales and Marketing [5]	12.05	6.63	9.75
ROCE [4]	21.5 %	14.0 %	18.5 %

1) Excluding change in unrealised gain/losses from salmon derivatives, fair value adjustment of biomass, onerous contracts provision, results from associated companies, restructuring cost and write-downs of fixed assets/intangibles and other non-operating items

2) Underlying EPS: Operational EBIT adjusted for accrued payable interest, with estimated weighted tax rate

3) Net cash flow per share: Cash flow from operations and investments, net financial items paid and realised currency effects

4) ROCE: Annualised return on average capital employed based on EBIT excluding fair value adjustments of biomass, onerous contracts provision and other non-operating items/ average NIBD +Equity, excluding fair value adjustments of biomass, onerous contracts provision and net assets held for sale, unless there are material transactions in the period

5) Operational EBIT per kg including allocated margin from Sales and marketing (from own salmon)

Financial Position

Marine Harvest Group NOK million	31.03.2014	31.03.2013	31.12.2013
Non-current assets	16 459	14 665	16 497
Current assets	15 234	10 241	16 172
Assets held for sale	1 141	0	1 059
Total assets	**32 834**	**24 906**	**33 728**
Equity	16 399	12 564	16 346
Non-current liabilities	11 988	9 674	12 051
Current liabilities	4 260	2 668	5 140
Liabilities held for sale	187	0	190
Total equity and liabilities	**32 834**	**24 906**	**33 728**
Net interest-bearing debt	7 511	6 314	7 791
NIBD/Equity	45.8%	50.3%	47.7%
Equity ratio	49.9%	50.4%	48.5%

- NIBD/Equity within target of less than 50%

Cash Flow and Net Interest Bearing Debt

Marine Harvest Group NOK million	Q1. 14	Q1. 13	2013
NIBD beginning of period	-7 791	-5 381	-5 381
Operational EBITDA	1 316	652	3 975
Change in working capital	- 2	- 296	-1 749
Taxes paid	- 96	- 17	- 116
Other adjustments	- 7	12	- 87
Cash flow from operations	1 211	351	2 023
Capex	- 375	- 411	-1 902
Other investments	2	- 675	- 572
Cash flow from investments	- 373	-1 086	-2 473
Net interest and financial items paid	- 86	- 133	- 531
Other items	- 60	47	- 162
Bonds converted to equity	0	0	1 783
Dividend distributed	- 510	0	- 825
NIBD from consolidation of Morpol	0	0	-1 681
Net equity paid-in / Purchase own shares	0	0	0
Translation effect on interest-bearing debt	98	- 113	- 543
NIBD end of period	-7 511	-6 314	-7 791
Debt distribution [1]:			
EUR	64%	64%	62%
USD	13%	13%	14%
GBP	7%	4%	4%
Other currencies	16%	19%	20%

(1) Debt distribution including effect of cross currency swaps.

(2) Currency effect on debt in Q1 is NOK 98 million.

2014 Cash Flow Guidance

- 2014 cash flow estimates
  - Working capital buildup NOK 800m
    - Requirements for commencing operations in feed plant
    - Organic growth farming – Scotland and Canada
  - Capital expenditures NOK 1,700m
    - NOK 1,000m – Maintenance
    - NOK 500m – Structural investments – organic growth and strengthen assets
    - NOK 200m - Feed plant in Norway
  - Interest expenses NOK 360m (run rate of ~NOK 300m)
  - Tax payables NOK 250m

- Quarterly dividend of NOK 5.0 per share

- 2014 NIBD target set to NOK 7 500 million (NOK 15 per kg Farming)

Due to seawater growth patterns, WC is highly seasonal
Slow seawater growth in 1H leads to working capital release and high seawater growth in 2H leads to working capital build up

Overview of financing

- EUR 775m Facility Agreement
  - Maturity – Q1 2016 (extended from Q1 2015)
  - Lenders: DNB, Nordea, Rabobank and ABN Amro
  - Covenants:
    - Declining NIBD/EBITDA(1) ratio
      - 3.25 up to Q2 2014
      - 3.00 thereafter
    - 40% equity ratio
  - Facility to be downscaled as a result of recent convertible bond issuance

- Convertible bond
  - EUR 350 issued in May 2013
    - Tenor 5 years, annual coupon 2.375%, conversion price EUR 9.7354
  - EUR 375 issued in April 2014
    - Tenor 5 years, annual coupon 0.875%, conversion price EUR 11.7476

- NOK 1,250m bond issued in February 2013
  - Tenor 5 years, NIBOR + 3.5%

Note: (1) Twelve month trailing EBITDA adjusted for certain items

marineharvest

Supply development Q1 2014

Suppliers	Estimated volumes Q1 2014	Estimated volumes Q1 2013	Compared to Q1 2013 Volume	Compared to Q1 2013 %	Est. volumes Q4 2013
Norway	236,000	232,200	3,800 ↑	1.6%	308,800
Chile	130,800	109,400	21,400 ↑	19.6%	115,700
Scotland	29,800	28,400	1,400 ↑	4.9%	41,100
North America	23,600	32,200	-8,600 ↓	-26.7%	28,300
Faroe Islands	15,800	15,800	0 →	0.0%	17,400
Australia	10,300	10,100	200 ↑	2.0%	9,600
Ireland	1,400	2,400	-1,000 ↓	-41.7%	2,500
Other	3,300	2,800	500 ↑	17.9%	4,100
Sum	**451,000**	**433,300**	**17,700** ↑	**4.1%**	**527,500**
Europe	283,000	278,800	4,200 ↑	1.5%	369,800
Americas	154,400	141,600	12,800 ↑	9.0%	144,000

Source: Kontali

- 4% increase in global harvest volumes – in line with expectations
  - 1.5% in Europe
  - 9.0% increase in the Americas

Note: (1) Atlantic Salmon (HOG tons)

Development in reference prices



NOK per kg (Oslo)
USD per kg (Miami and Seattle)
60
50
40
30
20
10
0
20
18
16
14
12
10
8
6
4
2
0
2007
2008
2009
2010
2011
2012
2013
2014
Weekly reference prices
Reference price Norway (HOG Oslo)
Reference Price Chile (C trim fillet in Miami)
Reference price North America (HOG Seattle)

Reference prices	Q1 2014 NOK	Change vs Q1 2013	Q1 2014 Market (4)	Change vs Q1 2013
Norway (1)	NOK 46.56	31.5%	EUR 5.58	17.0%
Chile (2)	NOK 61.57	31.8%	USD 10.10	21.6%
North America (3)	NOK 50.20	52.1%	USD 8.24	40.4%

Notes:
(1) Average superior HOG price per kg (FCA Oslo)
(2) Average C trim price per kg (Urner Barry Miami 2-3 lb), equivalent to NOK 40.0 and USD 6.6 HOG
(3) Average superior HOG price per kg (Urner Barry Seattle 10-12 lb)
(4) Market price in local currency

Global volume by market

Markets	Estimated volumes Q1 2014	Estimated volumes Q1 2013	Compared to Q1 2013 Volume	Compared to Q1 2013 %	Est. volumes Q4 2013	12 month rolling LTM	12 month rolling PTM
EU	183,200	182,300	900	0.5%	236,900	814,700	822,100
USA	88,700	83,400	5,300	6.4%	85,800	338,700	323,100
Russia	29,500	33,400	-3,900	-11.7%	45,500	140,100	151,400
Brasil	23,500	18,000	5,500	30.6%	22,400	83,100	68,900
China / Hong Kong	17,200	13,500	3,700	27.4%	17,800	66,200	56,800
Japan	12,700	10,600	2,100	19.8%	17,700	55,400	54,200
South Korea/Taiwan	6,800	8,300	-1,500	-18.1%	8,500	30,200	35,600
Ukraina	4,100	6,700	-2,600	-38.8%	6,900	22,700	27,600
Sum main markets	**365,700**	**356,200**	**9,500**	**2.7%**	**441,500**	**1,551,100**	**1,539,700**
Other markets	68,900	66,300	2,600	3.9%	84,000	294,400	266,100
Total all markets	**434,600**	**422,500**	**12,100**	**2.9%**	**525,500**	**1,845,500**	**1,805,800**
Inflow to US from Europe	22,500	16,400	6,100	37.2%	25,400	88,300	69,200
Inflow to EU from Chile	10,400	10,700	-300	-2.8%	9,500	45,000	30,900

Source: Kontali

- EU growth somewhat lower than European supply growth
- Very strong demand in the US markets, increased import from Europe
- Russian consumers sensitive to current high prices
- Generally good demand in South America and Asia

Note: Atlantic Salmon (HOG tons)

Industry supply outlook

HOG tonnes (thousands)	2008	2009	2010	2011	2012	2013	Estimates 2014 Low	Y/Y growth	High	Y/Y growth
Norway	667	770	850	905	1065	1029	1,101	7%	1,151	12%
Chile	363	215	117	199	328	421	426	1%	456	8%
North America	125	124	126	124	140	122	118	-3%	125	2%
UK	123	130	129	139	143	142	140	-2%	147	3%
Other	69	88	89	103	123	124	130	4%	137	10%
Total	**1,347**	**1,328**	**1,310**	**1,471**	**1,799**	**1,839**	**1,914**	**4%**	**2,015**	**10%**

HOG tonnes (thousands)	Q2 2008	Q2 2009	Q2 2010	Q2 2011	Q2 2012	Q2 2013	ESTIMATES Q2 2014 Low	Q/Q growth	High	Q/Q growth
Norway	162	176	195	201	253	230	255	11%	265	15%
Chile	82	47	30	40	77	96	100	4%	105	9%
North America	32	33	28	28	35	32	28	-11%	31	-2%
UK	28	29	29	34	35	34	32	-5%	35	4%
Other	17	20	19	24	27	29	29	-1%	32	9%
Total	**321**	**306**	**301**	**327**	**428**	**420**	**444**	**6%**	**468**	**11%**

HOG tonnes (thousands)	Q3/Q4 2008	Q3/Q4 2009	Q3/Q4 2010	Q3/Q4 2011	Q3/Q4 2012	Q3/Q4 2013	ESTIMATES Q3/Q4 2014 Low	Q/Q growth	High	Q/Q growth
Norway	350	430	459	514	570	567	610	8%	650	15%
Chile	201	76	56	125	184	216	195	-10%	220	2%
North America	63	61	67	69	71	58	66	14%	70	20%
UK	66	74	68	76	73	80	78	-2%	82	3%
Other	38	47	50	56	65	64	70	9%	74	16%
Total	**717**	**689**	**701**	**841**	**963**	**985**	**1,019**	**3%**	**1,096**	**11%**

Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments.

MHG – 2014 volume guidance

Salmon species *HOG tons (1000)*	Q1 2013 *Actual*	Q2 2013 *Actual*	Q3 2013 *Actual*	Q4 2013 *Actual*	2013 *Actual*	Q1 2014 *Actual*	Q2 2014 *Estimate*	Q3-Q4 2014 *Estimate*	2014 *Estimate*
Norway	**47**	**54**	**53**	**69**	**222**	**55**	**68**	**141**	**264**
Growth %	-25%	-16%	-9%	-2%	-13%	17%	-61%	16%	19%
Chile (1)	**8**	**0**	**6**	**14**	**28**	**18**	**15**	**27**	**60**
Growth %	-15%	-100%	-40%	28%	-30%	115%	-25%	34%	110%
Canada	**12**	**9**	**6**	**6**	**33**	**6**	**7**	**16**	**29**
Growth %	15%	-16%	-25%	-47%	-18%	-48%	-66%	31%	-12%
Scotland	**10**	**13**	**14**	**12**	**48**	**10**	**15**	**24**	**50**
Growth %	4%	17%	6%	74%	20%	9%	-61%	-6%	2%
Other Units	**3**	**4**	**2**	**3**	**12**	**3**	**4**	**8**	**15**
Growth %	-39%	2%	-45%	-31%	-29%	-4%	-55%	61%	30%
Total	**80**	**79**	**81**	**103**	**344**	**92**	**109**	**216**	**417**
Growth %	-17%	-20%	-13%	0%	-12%	15%	-59%	17%	21%

- Assets to be divested in Shetland and Orkneys are excluded from the figures

Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments.

marineharvest

Outlook

- Strong demand expected to continue
  - Forward prices of NOK 38.8 per kg for Q2-Q4 2014
  - However, higher supply growth expected for remainder of year
- Strategic focus areas
  - Successful development of green-field feed capacity
  - Acquisitions in Norway and Chile
  - Integration of Morpol
- High sea lice awareness in Norway – Chile remains concerning
  - Risk of adverse regulatory change in Norway
- Quarterly dividend of NOK 5 per share proposed to AGM

Appendix

Contract coverage and sales contract policy

- Q2 2014 contract shares (% of guided volume):
  - Norway 33%
  - Scotland 46%
  - Canada 0%
  - Chile 17%

SALES CONTRACT POLICY	Min hedging rate (1)	Max hedging rate (1)
Norway (2) (3)	22.5 %	50.0 %
Chile (3)	22.5 %	50.0 %
Canada	0.0 %	30.0 %
Scotland	40.0 %	75.0 %
Ireland	0.0 %	30.0 %
Faroes	0.0 %	30.0 %
Weighted average	**22.1 %**	**50.8 %**

Note:
(1) Hedging rates for the next quarter, limits dropping over time
(2) External and internal contract (including financial futures)
(3) Contract rate can be increased to 65% under special circumstances

- Contracts typically have a duration of 3-12 months
  - Contracts are entered into on a regular basis
  - Policy opens for contracts of up to 36 month duration

marineharvest

Development in reference prices


PRICE AND GLOBAL VOLUME ALLOCATION TO THE EU MARKET
Tonnes (GW)
EUR per kg (GW)
Volume EU
Reference price Norway, GW (Oslo)


PRICE & GLOBAL VOLUME ALLOCATION TO THE US MARKET
Tonnes (GW)
USD per kg
Volume USA
Reference price North America, GW (Seattle)
Reference price Chile, Fillets (Miami)

Reference prices	Q1 2014 NOK	Change vs Q1 2013	Q1 2014 Market (4)	Change vs Q1 2013
Norway (1)	NOK 46.56	31.5%	EUR 5.58	17.0%
Chile (2)	NOK 61.57	31.8%	USD 10.10	21.6%
North America (3)	NOK 50.20	52.1%	USD 8.24	40.4%

Notes:
(1) Average superior HOG price per kg (FCA Oslo)
(2) Average C trim price per kg (Urner Barry Miami 2-3 lb), equivalent to NOK 40.0 and USD 6.6 HOG
(3) Average superior HOG price per kg (Urner Barry Seattle 10-12 lb)
(4) Market price in local currency

Key performance indicators



Development in Global Price Achievement
(at source of origin)
NOK per kg
50
45
40
35
30
25
20
Achieved price Q1 2013
Rebased to Q1-14 ref price
Spot sales
Contract sales
Contribution other
Quality
Achieved price Q1 2014



Global Farming - full cost Q1 2013 vs Q1 2014
NOK per kg gutted weight
30.0
25.0
20.0
15.0
10.0
5.0
-
Cost per kg Q1 2013
Feed
Oth SW Cost
Non SW Cost
Cost per kg Q1 2014

Sales and Marketing	MH Markets Q1. 14	MH VAP EUROPE Q1. 14	MORPOL PROCESSING Q1. 14
Operational revenues and other income	4 380	1 135	1 034
Operational EBIT	85	- 25	- 38
EBIT margin %	**1.9%**	**-2.2%**	**-3.7%**

	Q1. 14	Q1. 13
Group EBIT per kg (NOK)	12.05	6.63
- Contribution from Farming (NOK)	11.81	6.28
- Contribution from Markets (NOK)	0.92	0.58
- Contribution from VAP (NOK)	-0.27	-0.22
- Contribution from Morpol Processing (NOK)	-0.41	na
Group Harvest Volume (k tonnes)	92 243	80 035
Operational EBIT from source of origin (NOK m)	1 111	531
Operational EBIT from other units (NOK m)	- 21	- 49
Group operational EBIT	1 090	482

Key financials

Marine Harvest Group - main figures NOK million	Q1. 14	Q1. 13	2013
Operational revenue	**5 868**	3 736	19 230
Operational EBITDA [1]	**1 316**	652	3 975
Operational EBIT [1]	**1 090**	482	3 212
EBIT	**986**	1 168	4 662
Net financial items	**22**	- 165	-1 204
Profit or loss for the period	**766**	753	2 522
Cash flow from operations	**1 211**	351	2 023
Total assets	**32 834**	24 906	33 728
Net interest-bearing debt (NIBD)	**7 511**	6 314	7 791
Earnings per share (NOK)	**1.87**	1.99	6.66
Underlying EPS [2]	**1.80**	0.70	5.36
Net cash flow per share (NOK)[3]	**1.75**	-0.19	-0.38
ROCE [4]	**21.5%**	14.0%	18.5%
Equity ratio	**49.9%**	50.4%	48.5%
NIBD/Equity	**45.8%**	50.3%	47.7%
Harvest volume (gutted weight tons, salmon)	**92 243**	80 035	343 772
Operational EBIT - NOK per kg [5]			
Norway	**12.82**	8.39	10.83
Scotland	**12.66**	7.87	12.45
Canada	**19.10**	6.63	10.19
Chile	**6.73**	-6.27	-2.32

[1] Excluding change in unrealised gains/losses from salmon derivatives, fair value adjustment of biomass, onerous contracts provisions, results from associated companies, restructuring costs, write-downs of fixed assets/intangibles and other non-operational items.

[2] Underlying EPS: Operational EBIT adjusted for accrued payable interest, with estimated weighted tax rate.

[3] Net cash flow per share: Cash flow from operations and investments, net financial items paid and realised currency effects (Purchase of shares in Morpol ASA and gain from the investment in Cermaq ASA are not included).

[4] ROCE: Annualised return on average capital employed based on EBIT excluding fair value adjustment of biomass, onerous contracts provisions and other non-operational items / Average NIBD + Equity, excluding fair value adjustment of biomass, onerous contracts provisions and, until fourth quarter, the investment in Morpol ASA.

[5] Operational EBIT per kg including allocated margin from Sales and Marketing (from own salmon).

Q1 2014 segment overview

Marine Harvest Group - analytical figures NOK million	SOURCES OF ORIGIN Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	MH Group
OPERATIONAL EBIT								
MH FARMING	720	107	112	103	4	42		1 090
MH SALES AND MARKETING								
MH Markets	32	28	10	17	0	1	- 3	85
MH VAP Europe	- 13	- 4	0	0	0	0	- 8	- 25
Morpol Processing	- 33	1	0	0	0	0	- 6	- 38
SUBTOTAL	**706**	**133**	**122**	**119**	**4**	**44**	**- 16**	**1 111**
Other enities [2]							- 21	- 21
TOTAL	**706**	**133**	**122**	**119**	**4**	**44**	**- 37**	**1 090**
Harvest volume gutted weight tons (salmon)	55 107	10 468	6 368	17 741	476	2 084		92 243
Operational EBIT per kg (NOK) [3]	12.82	12.66	19.10	6.73	8.70	20.98		12.05
- of which MH Markets	0.58	2.67	1.51	0.95	-0.14	0.61		0.92
- of which MH VAP Europe	-0.24	-0.35	0.00	-0.01	-0.47	0.00		-0.27
- of which Morpol Processing	-0.59	0.07	0.00	0.00	0.00	0.00		-0.41
Price achievement/reference price (%) [4]	94%	93%	99%	103%		101%		95%
Contract coverage (%)	40%	64%	0%	29%	96%	0%		37%
Quality - superior share (%)	91%	95%	76%	84%	90%	97%		89%
Exceptional items (NOK million) [5]	-75	0	0	-1	0	0		-76
Exceptional items per kg (NOK) [5]	-1.36	0.00	0.00	-0.08	0.00	0.00		-0.83
GUIDANCE								
Q2 2014 harvest volume (gutted weight tons)	68 000	15 000	7 000	15 000	1 000	3 000		109 000
2014 harvest volume (gutted weight tons)	264 000	49 500	29 000	59 500	6 000	9 000		417 000
Q2 2014 contract share (%)	33%	46%	0%	17%	0%	0%		31%

[1] Operational EBIT arising from non salmon speices and 3rd party salmon not allocated to source of origin

[2] Sterling White Halibut, Headquarter and Holding companies

[3] Excluding Sterling White Halibut, Headquarter and Holding companies

[4] MH Markets' price achievement to third party, MH VAP Europe and Morpol

[5] Exceptional items impacting operational EBIT

2013 segment overview

Marine Harvest Group - analytical figures NOK million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	MH Group
	2013 SOURCES OF ORIGIN							
OPERATIONAL EBIT								
MH FARMING	2 245	494	288	- 78	- 30	81		3 001
MH SALES AND MARKETING								
MH Markets	186	105	48	13	1	3	- 10	346
MH VAP Europe	- 37	- 4	0	0	- 1	0	- 16	- 58
Morpol Processing	16	8	0	0	0	0	39	63
SUBTOTAL	**2 410**	**603**	**337**	**- 66**	**- 30**	**84**	**14**	**3 352**
Other enities [2]							-140	- 140
TOTAL	**2 410**	**603**	**337**	**- 66**	**- 30**	**84**	**- 126**	**3 212**
Harvest volume gutted weight tons (salmon)	222 494	48 389	33 059	28 281	5 883	5 665		343 772
Operational EBIT per kg (NOK) [3]	10.83	12.45	10.19	-2.32	-5.02	14.86		9.75
- of which MH Markets	0.84	2.16	1.46	0.45	0.23	0.48		1.01
- of which MH VAP Europe	-0.17	-0.08	0.00	0.00	-0.14	0.00		-0.17
- of which Morpol Processing	0.07	0.16	0.00	0.00	0.00	0.00		0.18
Price achievement/reference price (%) [4]	94%	92%	101%	101%		98%		95%
Contract coverage (%)	37%	61%	2%	32%	93%	6%		37%
Quality - superior share (%)	88%	93%	86%	87%	87%	95%		89%
Exceptional items (NOK million) [5]	-188	-17	-17	-18	-55	0		-295
Exceptional items per kg (NOK) [5]	-0.84	-0.36	-0.51	-0.64	-9.38	0.00		-0.86
GUIDANCE								
Q1 2014 harvest volume gutted weight tons	47 000	10 000	6 000	14 500	500	2 000		80 000
2014 harvest volume gutted weight tons	254 500	49 500	28 000	56 000	8 000	9 000		405 000
Q1 2014 contract share	42%	69%	0%	36%	95%	na		45%

[1] Operational EBIT arising from non salmon speices and 3rd party fish not allocated to source of origin
[2] Sterling White Halibut, Headquarter and Holding companies
[3] Excluding Sterling White Halibut, Headquarter and Holding companies
[4] MH Marktes' price achievement to third party, MH VAP Europe and Morpol Processing
[5] Exceptional items impacting operational EBIT. Refer to Note 6 to theinterim financial statements for further details

Q1 2014 segment overview

MH Operating Units	Farming	Farming	Farming	Farming	Farming	Farming	MH Sales and Marketing					
	Norway	Scotland	Canada	Chile	Ireland	Faroes	Markets	VAP EU	Morpol	Other[1]	Elim	MH Group*
Revenues and other income	2 294	361	320	638	44	104	4 380	1 135	1 034	84	- 4 526	5 868
Operating EBITDA	811	135	132	127	12	45	90	- 4	- 15	- 18	0	1 316
Operating EBIT	720	107	112	103	4	42	85	- 25	- 38	- 21	0	1 090
Fair Value adj on biomass, contracts/ unrealised derivates	- 246	9	74	55	9	- 27	0	0	0	7	0	- 119
Restructuring cost	0	0	0	0	0	0	0	0	0	0	0	0
Other non-operational items	0	0	0	0	0	0	0	0	0	0	0	0
Income/loss from associated companies	14	0	0	0	0	0	0	0	0	0	0	14
Write-down of fixed assets/intangibles	0	0	0	0	0	0	0	0	0	0	0	0
EBIT	488	116	186	158	13	16	85	- 25	- 37	- 14	0	986
Contribution to operational EBIT from S&M	- 14	25	10	17	0	1	- 85	25	38	- 16		0
Operational EBIT incl contribution from S&M	706	133	122	119	4	44	0	0	0	- 37	0	1 090
Harvest / sales volume	55 107	10 468	6 368	17 741	476	2 084	84 932	14 049	11 358			
Operational EBIT/kg incl contribution from S&M	12.82	12.66	19.10	6.73	8.70	20.98						
-of whitch S&M	- 0.26	2.39	1.51	0.94	- 0.61	0.61						

*Volume = harvested volume salmon in tons gutted weight

[1]Inclusive MH Feed

Development in harvest volumes

	2007	2008	2009	2010	2011	2012					2013					2014			
	Total	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2E	Q3/4E	Total
Norway	168.2	171.1	201.7	202.5	217.5	62.7	64.0	58.5	70.1	255.3	47.3	53.5	53.1	68.6	222.5	55.1	68.0	140.9	264.0
Chile (1)	90.6	75.4	36.2	10.6	26.0	9.7	9.6	9.9	11.0	40.2	8.3	-	5.9	14.1	28.3	17.7	15.0	26.8	59.5
Canada	39.5	36.1	36.5	33.5	33.9	10.6	10.6	8.3	10.8	40.2	12.2	8.9	6.2	5.7	33.1	6.4	7.0	15.6	29.0
Scotland	31.1	32.3	37.7	33.1	50.2	9.2	11.4	13.0	6.7	40.3	9.6	13.3	13.8	11.7	48.4	10.5	15.0	24.0	49.5
Other (2)	10.5	11.8	15.0	16.0	15.3	4.4	3.6	3.7	4.7	16.3	2.7	3.6	2.0	3.2	11.5	2.6	4.0	8.4	15.0
Total	339.8	326.6	327.1	295.7	342.8	96.7	99.2	93.2	103.2	392.3	80.0	79.4	80.9	103.4	343.8	92.2	109.0	215.8	417.0

GROWTH RELATIVE TO SAME PERIOD IN PREVIOUS YEAR

	2007	2008	2009	2010	2011	2012					2013					2014			
	Total	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2E	Q3/4E	Total
Norway	19%	2%	18%	0%	7%	30%	18%	23%	4%	17%	-25%	-16%	-9%	-2%	-13%	17%	27%	16%	19%
Chile (1)	-10%	-17%	-52%	-71%	146%	255%	728%	-11%	0%	55%	-15%	-100%	-40%	28%	-30%	115%	n.a.	34%	110%
Canada	16%	-9%	1%	-8%	1%	12%	36%	4%	23%	19%	15%	-16%	-25%	-47%	-18%	-48%	-22%	31%	-12%
Scotland	0%	4%	17%	-12%	51%	-11%	-13%	-8%	-47%	-20%	4%	17%	6%	74%	20%	9%	13%	-6%	2%
Other (2)	21%	12%	28%	7%	-4%	4%	-8%	48%	0%	7%	-39%	2%	-45%	-31%	-29%	-4%	10%	61%	30%
Total	8%	-4%	0%	-10%	16%	29%	24%	12%	-1%	14%	-17%	-20%	-13%	0%	-12%	15%	37%	17%	21%

Notes:
(1) Sold volume, harvested volume from Q2 2011 onwards
(2) Ireland and the Faroes

Morpol ASA – Historical data

NOK million	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014
Total revenue	731	660	742	1,314	994	889	805	1,170	904	854	794	1,201	953	1,129	1,113	1,357	917
EBITDA before fair value adjustments	54	-3	17	122	77	121	143	141	107	77	68	89	-2	21	119	98	-15
EBIT	42	-17	0	99	49	92	115	105	74	47	34	46	-39	-15	82	63	-38
ANALYTICAL DATA SECONDARY PROCESSING																	
Processed volume, product weight	16,221	15,817	16,273	22,423	17,816	12,449	11,445	18,890	16,045	14,579	15,110	23,013	19,389	17,869	19,065	27,738	11,358
EBIT per kg, product weight	2.6	-1.0	0.8	2.5	0.1	1.6	8.4	7.9	4.2	3.0	2.8	1.1	-4.3	-5.2	0.9	2.3	-3.3
EBIT margin secondary processing	6%	-3%	2%	5%	0%	3%	17%	15%	9%	7%	6%	2%	-9%	-10%	2%	5%	-4%

2014 Net capital expenditure guidance



CAPITAL EXPENDITURE
NOK million
2000
1800
1600
1400
1200
1000
800
600
400
200
0
2008
2009
2010
2011
2012
2013 Estimate
2014 Estimate
Maintenance level

2014 Net working capital guidance



Working capital tie-up (NOK million)
2000
1500
1000
500
0
-500
-1000
2008
2009
2010
2011
2012
2013
2014
Estimate

Guidance on financial commitments and cost of debt



NOK million
900
800
700
600
500
400
300
200
100
0
2011
2012
2013
2014
Contractual repayments
Interest expenses

Dividend policy

- The dividend level shall reflect the present and future cash generation potential of the Company
- Marine Harvest will target a net interest-bearing debt/equity ratio of less than 0.5x
- When target level is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividend

- Dividend policy operationalized by defining a target average NIBD for each calendar year
- Dividends applied to manage NIBD around the target level
- 2014 NIBD target determined to NOK 7 500m
  - NOK 15 per kg Farming

Nova Sea

	Ownership %	Harvest volume (HOG) 2012	2013	Q1 2013	Q1 2014	EBIT(1) per kg 2012	2013	Q1 2013	Q1 2014	NIBD 31/12/2013
Nova Sea	48%	34,529	34,910	9,387	6,542	4.3	13.4	12.2	15.0	327

- Leading integrated salmon producer in Northern Norway
  - 33.33 wholly owned licenses
  - 4 partly owned licenses
- Marine Harvest has an ownership in Nova Sea of ~48% through direct and indirect shareholdings
- 2013 dividends of NOK 40m (Q2)
  - Marine Harvest's share NOK ~20m
- Proportion of income after tax reported as income from associated companies in Marine Harvest Norway
  - NOK 12 million in Q1 2014
    - IFRS adjustment of biomass NOK 8.9m



Debt distribution and interest rate hedging

DEBT VOLUME HEDGED AND FIXED RATES OF INTEREST RATE HEDGES (MARCH-MARCH) (1)

CURRENCY	DEBT 31/03/2014 (2)	2014		2015		2016		2017		2018		2019-2021	
		Nominal value	Fixed rate (3)	Nominal value	Fixed rate (3)	Nominal value	Fixed rate (3)	Nominal value	Fixed rate (3)	Nominal value	Fixed rate (3)	Nominal value	Fixed rate (3)
EUR m	635.0	966.7	1.42%	1,215.0	2.00%	1,237.6	1.60%	979.5	1.34%	650.0	1.65%	283.0	2.54%
USD m	184.8	215.5	2.61%	216.0	2.64%	215.0	2.64%	107.5	2.41%	107.5	2.41%	107.5	2.41%
GBP m	59.5	53.0	2.82%	52.5	2.91%	47.0	2.53%	23.5	2.81%	23.5	2.81%	23.5	2.81%
Other (NOK m)	1,454.7												

Market value of IRS contracts in MNOK (31/03/14):	-380.4
Mark to market valuation effect in Q1 (4):	-69.3
Difference in fixed vs floating rate settled in cash in Q1	-28.6

Notes:
(1) MHG choses March as the starting month for all new interest hedging contracts
(2) Debt at book value after taking cross currency swaps into account
(3) Financing margin not included
(4) Quarterly change in market value booked against P/L

POLICY:

- External interest bearing debt is distributed as follows: EUR 64%, USD 13%, GBP 7%, other currencies 16%
- Marine Harvest ASA shall hedge 100% of the Group's long-term interest-bearing debt by currency with fixed interest or interest rate derivatives for the first 3 years and 50% for the 5 following years. Interest-bearing debt includes external interest-bearing debt and leasing in the parent company or subsidiaries. The interest rate hedges shall be based on the targeted currency composition. Interest rate exposure in other currencies than EUR, USD and GBP shall not be hedged

Please note that the current portfolio deviates from the policy due to inter alia the recent bond and convertible bond issuance. The policy will be reviewed.

Policy last updated 7 February 2012.

Hedging and long term currency exposure

POLICY

- EUR/NOK
  - Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in NOK against the EUR with a horizon of one year. The annual hedging shall be evenly distributed across the months of the year.
- USD/CAD
  - Marine Harvest shall not hedge the USD/CAD exposure.
- USD/CLP
  - Marine Harvest shall not hedge the USD/CLP exposure

- Internal transaction hedging relating to bilateral sales contracts
  - As of 1 April 2011, all bilateral sales contracts are subject to internal currency hedging of the exposure between the invoicing currency and NOK
  - The operating entities hedge this exposure towards the parent company. In accordance with the general hedging policy, this exposure is not hedged towards external counterparties
  - The purpose of the internal hedging is to allow for a more accurate comparison between the MH Farming entities (including contribution from Sales) and peers with respect to price achievement and operational EBIT

Policy last updated 7 February 2012.

Long term currency hedging

CURRENT PORTFOLIO

STRATEGIC CURRENCY HEDGING	EUR/NOK		USD/CAD		USD/CLP	
	MEUR	Rate	MUSD	Rate	MUSD	Rate
2014	150	8.22				
2015	58	8.47				
P/L effect of contracts in Q1	**-10**	(MNOK)				
	MNOK					
Market value 31/12/2013	**-50**					
Change (1)	38					
Market value 31/03/2014	**-12**					

Note:
(1) Quarterly changes in market value booked against equity until maturity

DESIGNATED MARKET CURRENCIES	
Norway	EUR
Chile	USD
Canada	USD
Scotland	GBP
VAP	EUR
Faroes	DKK
Cold Water Species	NOK
Asia	USD
Morpol	EUR

Impact of currency/interest rate movements

Average rates	1 CAD	1 EUR	1 GBP	1 USD
Averge Q1 2014	5.5273	8.3471	10.0830	6.0951
Average Q1 2013	5.5778	7.4277	8.7289	5.6228

Average rates	1 CAD	1 EUR	1 GBP	1 USD
Q1 2014 vs Q1 2014	-0.9%	12.4%	15.5%	8.4%

End of quarter rates	1 CAD	1 EUR	1 GBP	1 USD
31/3/13 vs. 31/12/13	-5.1%	-1.5%	-0.8%	-1.6%

- Impact on Profit and Loss (versus Q1 2013)
  - Currency impact on net financial items
    - Positive impact of NOK 16m (Negative NOK 44m)

- Impact from currency on Financial Position (versus 31/12/13)
  - Deacrease in interest-bearing debt due to currency NOK 98m

Fair value adjustment of biomass

- Under IFRS (IAS 41) the company is required to value biological assets at a fair market value.
- During the second half of 2011, the largest salmon farming companies in Norway, with support from audit firms, formed an industry working group where the objective was to reach a converged and improved common approach for estimating the fair value of the biomass in accordance with IAS 41.
- Following the working group's conclusions, Marine Harvest has with effect from the fourth quarter 2011, refined its calculation model. The model enhancements have been made to capture the fair value development during the lifetime of the fish in an improved manner. The revised model split the biomass into 3 groups based on size:
  - Fish below 1 kg live weight ("smolt") is valued at accumulated cost
  - Fish between 1 kg and 4 kg live weight (immature fish) incorporates a proportionate share of the expected net profit at harvest
  - Fish above 4 kg (mature fish) is valued at the expected net value
- The main drivers in the valuation are:
  - Volume of biomass (and average weight per site) at every reporting date
  - Expected cost at harvest
  - Expected value at harvest (based on externally quoted forward prices where applicable and/or the most relevant price information available for the period in which the fish is expected to be harvested)
- Operationally, the value of biomass is reported at cost. In the Group accounts, "fair value adjustments" are added to costs of each operating unit and combined, the two elements constitute the fair value of biomass. The change in "fair value adjustment" is income or expense classified on a separate line in the Profit and Loss statement in each period. This item is not included in Operational EBIT.

Tax losses carried forward (YE 2013)

Marine Harvest Group 31.12.2013 NOK million	Recognised	Unrecognised	Total
Chile	186	0	186
USA	58	3	61
Germany	58	0	58
The Netherlands	49	0	49
Ireland	36	0	36
France	20	146	166
Poland	18	111	129
Vietnam	12	27	39
Other	11	5	16
Total	**448**	**292**	**740**

- Most of the deferred tax assets have been recognised on the statement of financial position
- The NOL's will be used to offset taxable profit in the countries going forward
- The utilisation of the deferred tax asset on NOL's gives rise to a tax expense in the accounts which do not normally have any cash effect

The Board's current authorisations

- The Board was given the following proxies at the AGM
  - General share capital increase (up to 10% of share capital)
    - Proxy to set aside shareholders pre-emption right to subscribe
  - Targeted authority to increase share capital
    - Issuance of up to 82m shares in one or more occasion
    - Authority may only be used to issue shares to shareholders in Cermaq ASA as full or partial consideration for transfer of shares in Cermaq ASA to the company.
  - Purchase of own shares (up to 10% of share capital)
    - Maximum price: NOK 120 per share
    - Minimum price: NOK 7.5 per share
  - Issuance of new convertible bond ***(utilised)***
    - Maximum amount: NOK 3,200m
    - Maximum number of shares to be issued as settlement: 64m
- Authorisation to issue dividend from EGM of 15 November ***(utilised)***
  - Up to NOK 500m

marineharvest

Sensitivities

ESTIMATED SENSITIVITIES ON ANNUAL RESULTS NOK million	OP. EBIT EFFECT	CASH FLOW EFFECT	DRIVER
Change in global average salmon price of NOK 1 (1)	405	370 (2)	Annual harvest volume
Change in total harvest volume of 10,000 tonnes (3)	60	55 (2)	Marginal volume
Change in global feed price of NOK 1 per kg	430 (4)	635 (4) (5)	Feed consumption

Notes:
(1) Assuming all sales at spot prices, Please see contract policy and estimated contract rates in the latest quarterly presentation
(2) Normally 30 days credit on sale of salmon, effect assumes stable volume between years and across months
(3) Assuming EBIT per kg of NOK 6
(4) Annual harvest volume converted to live weight multiplied with feed conversion ratio (335 divided by 0.83 multiplied with 1.3 and NOK 1 = ~635)
Assuming stable production and feed consumption between years and across months
(5) 60 days credit time on feed